Exhibit 99.1

GIBO HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. Dollars, except for number of shares)

	As of
	June 30, 2025	December 31, 2024

ASSETS
Current assets
Cash	$254,907	$86,750
Deposit	25,992	25,992
Prepaid expenses and other current assets	56,755	60,135
Deferred offering costs	-	1,609,714
Total current assets	337,654	1,782,591

Non-current assets
Property and equipment, net	104,886,383	110,641,098
Intangible assets, net	233,337	333,336
Right-of-use asset	-	38,563
Total non-current assets	105,119,720	111,012,997

Total assets	105,457,374	112,795,588

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Due to related parties	-	24,136,661
Accrued expenses and other current liabilities	488,900	2,290,206
Operating lease liability, current	-	38,563
Total current liabilities	488,900	26,465,430

Non-current liabilities
Other payables	49,769,320	-
Due to related parties	26,093,146	-
Loan from related parties	3,822,187	1,063,906
Loan from third parties	280,408	105,252
Total non-current liabilities	79,965,061	1,169,158

Total liabilities	80,453,961	27,634,588

Shareholders’ equity
Ordinary Shares, $1 par value, 50,000 shares authorized, 1 shares issued and outstanding as of December 31, 2024*	-	1
Ordinary shares, $0.0002 par value, 250,000,000 shares authorized, 3,626,840 share issued and outstanding as of June 30, 2025, including*:
Class A Ordinary shares, $0.0002 par value, 225,000,000 shares authorized, 2,652,024 shares issued and outstanding	530	-
Class B Ordinary shares, $0.0002 par value, 25,000,000 shares authorized, 974,816 shares issued and outstanding	195	-
Additional paid-in capital	132,900,424	134,386,835
Other reserve	64,020	64,020
Accumulated deficit	(107,961,756)	(49,289,856)
Total shareholders’ equity	25,003,413	85,161,000

Total liabilities and shareholders’ equity	$105,457,374	$112,795,588

*	Retrospectively restated for the 200-for-1 share consolidation on August 6, 2025.

GIBO HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in U.S. Dollars, except for number of shares)

	For the six months ended June 30,
	2025	2024

Operating costs
General and administrative expenses	$2,837,095	$382,162
Depreciation and amortization	5,854,715	631,382
Research and development expenses	48,000,000	47,032,968
Total operating costs	56,691,810	48,046,512

Loss from operations	(56,691,810)	(48,046,512)

Other income
Interest income	-	343
Foreign exchange translation gain	-	84
Total other income	-	427

Loss before income tax expense	(56,691,810)	(48,046,085)

Income tax expense	-	-

Net loss	$(56,691,810)	$(48,046,085)

Loss per share
Basic and diluted	$(31)	$(48,046,085)

Weighted average number of ordinary shares outstanding*
Basic and diluted	1,813,421	1

*	Retrospectively restated for the 200-for-1 share consolidation on August 6, 2025.